Tale of Nicky Newark LLC Independent Accountant's Review Report & Financial Statements for year ended December 31,2021

Prepared by: Breckwoldt and DeCandia CPAs LLC

Mark Breckwoldt, CPA

Table of Contents

Independent Accountant's Review Report	**2**
Balance sheet	**3**
Income Statement	**4**
Statement of Cash Flows	**5**
Statement of Partners Capital	**6**
Notes to the Financial Statements	**7**

Breckwoldt and DeCandia CPAs LLC

Independent Accountants' Review Report

March 16, 2022

To the management and partners

The Tale of Nicky Newark LLC

We have reviewed the accompanying balance sheet of *The Tale of Nicky Newark LLC* as of December 31, 2021, and the related statements of operations, retained earnings, and cash flows for the years then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion. The aforementioned financial statements have been prepared using the accrual basis of accounting in accordance with GAAP.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Accountant's Responsibility Paragraph

Our responsibility is to conduct the reviews in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Accountant's conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Mark A. Breckwoldt CPA

Breckwoldt & DeCandia CPAs LLC

Greenwood, DE 19950

Tale of Nicky Newark,
LLC

Balance Sheet

12/31/2021

(Accrual basis)

Unaudited

Current Assets:		
Cash and cash equivalents		$16,300
Accounts Receivable	$0	
Long Term and Fixed Assets:		$0
Total Assets as of Dec 31, 2021		**$16,300**
Liabilities and Capital Accounts:		
Current Liabilities		
Accounts Payable		$0
Accrued expenses		$0
Loans from Partners/related persons		$37,000
Retained Earnings/ Partners Capital Accounts		
Partner's Beginning Capital	-$7,352	
Net Income/(Loss)	-$13,348	
Partner's Ending Capital	-$20,700	
Total Liability and Capital Accounts		**$16,300**

Tale of Nicky Newark, LLC

Income Statement

For the Period Ending

December 31, 2021

(Accrual basis) unaudited

Income:			
	Sales	$0	
	Less COGS	$0	
	Net Sales		$0
	Deferred Revenue	$0	
	Total Income		$0
Expenses:			
	Accrued expenses	$0	
	Marketing & promotion	$4,200	
	Accounting fees	$1,000	
	Website expenses	$113	
	Miscellaneous	$260	
	Legal fees	$7,775	
	Total Expenses		$13,348
Net Income/(Loss):			**$(13,348)**

Tale of Nicky Newark,
LLC

Statement of Cash Flows

Period Ending
12/31/2021

(Accrual basis) Unaudited

Indirect method

		Amount	Totals
Cash Flow from Operating Activities:			
	Net Income	-$13,348	
	Adjustments to net income		
	increase/ decrease in accounts payable	$0	
	increase/ decrease in accounts receivable	$0	
Net cash from operating activities			-$13,348
Cash Flows from Investing Activities:			
			$0
	Purchase/Sale of Assets	$0	
Cash Flows from Financing Activities:			
			$-0-
	Loans from Partners and Related Parties	$0	
	Capital Investments from Partners	$0	
Net Increase/(Decrease) in Cash			**-$13,348**

The Tale of Nicky Newark
Statement of Partners Capital
for year ended 12/31/2021

	Kathleen McGrath 33.33%	Janine LaRosa 66.67%	total
Jan 1, 2021 Beginning balance	(2,450)	(4,902)	(7,352)
contributed capital	-	-	-
net income (loss)	(4,449)	(8,899)	(13,348)
Draw	-	-	-
Dec 31,2021 Ending partners capital	$(6,899)	$(13,801)	$(20,700)

The Tale of Nicky Newark LLC

Notes to the consolidated financial statements

1. The aforementioned LLC is a start up movie production company based in NJ.
2. There are currently 2 domestic general partners (LLC managing members) Kathleen McGrath of NY currently has a 33.33% interest. Janine LaRosa currently holds a 66.67 % interest.
3. The LLC files an annual 1065 partnership tax return and is a calendar year taxpayer.
4. The LLC was formed in NJ in October of 2018 and prepares its financial statements using the accrual basis of accounting in accordance with GAAP.
5. For the calendar year 2021 there were no revenues or accrued liabilities. All expenses incurred in 2021 were paid.